

September 7, 2010

Mr. Derek J. Kerr
Chief Financial Officer
US Airways Group Inc.
111 West Rio Salado Parkway
Tempe, Arizona 85281

  Re: US Airways Group Inc.
     Schedule TO-I
     Filed on September 1, 2010
     File No. 005-33976

Dear Mr. Kerr:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you registered the offer and sale of the 7% Senior Convertible Notes under the Securities Act of 1933. Accordingly, the notes appear to be a class of equity securities subject to Section 15(d) of the Securities Exchange Act of 1934. Given that the offer is for all outstanding securities of this class, please provide us with your analysis of the applicability of Rule 13e-3 under the Exchange Act to this transaction. While we note the disclosure on page 2 of your offering document that The Depository Trust Company is the sole registered holder of the notes, this disclosure does not provide us with sufficient information regarding the number of record holders for purposes of Rule 13e-3. Please supplementally advise us of the number of participants who are record holders of the notes or confirm that such number is less than 300.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Mellissa Campbell Duru, Special Counsel, at (202) 551-3757.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via facsimile: (650) 463-2600
        Anthony J. Richmond, Esq.
        Latham & Watkins LLP